INVEST IN **ZOMO**

Powering fitness creators online in the explosive $59B market


Invest in
ZOMO.fit
Powering fitness creators online in the explosive $59B market
LEADERBOARD
0:15 STEP - HIGH KNEES

zomo.fit New York NY

Technology | Software | Saas | Techstars | Minority Owned

LEAD INVESTOR

Richard Baverstock

I invested in Zomo.fit because they're empowering creators and making fitness available to everyone. Right from the beginning the team's focus was on enabling. It was clear when I first spoke to Arnab (a long time friend from previous startup incubation) that this was much more than video streaming branded as virtual fitness. He had this vision of making running a virtual fitness class as simple as a few taps on a phone - all the way from scheduling, lesson planning and payment to live streaming. Starting a virtual class should be as simple as walking into your yoga class and laying out your mat. The team that Arnab has built is world class - they have experience with exits in the fitness industry, expert domain knowledge and are user experience pros - and this shows in the app. It's super responsive and streaming is flawless. I'm really excited about the growth trajectory as paid subscriptions come online and the user base expands. But what's even more exciting in my opinion is the social good that we can do together with Zomo.fit.

Invested $100,000 this round & $300,000 previously

Highlights

1. The $23B /year is spend on fitness training, it now must be virtual. Zomo is the only option.
2. 1,000 cloud gym customers in pipeline
3. Superstar team including 3x founders, former Obama appointee, exited MapMyFitness for $150M

Our Team



Arnab Raychaudhuri CEO

3x Founder, Obama Appointee, Pentagon, Techstars alumni



Jeremy Schwartz CTO

3x Founder, Tech Lead MapMyFitness Sold for $150M

Pitch

Problem


Fitness Creators Deserve Their Cut
of the $59B Virtual Fitness Space


of the $59B Virtual Fitness Space

The virtual fitness market is exploding, and projected to be worth $59B in 2027—but a majority of the market is completely untapped. There are over 340,000 fitness creators in the US, and many of them are producing incredible content. Unfortunately, they still struggle to build their business due to a lack of software solutions.


88% of consumers prefer personalized workouts.
Dance Fitness for 8-12 year olds
Stability Training for Seniors
Busy Moms Weight Loss
PELOTON + others
12% Mass Market
88% Untapped Fitness Niches
Dance Fitness for 8-12 year olds
Stability Training for Seniors
Busy Moms Weight Loss
340,000 fitness creators can fill this gap...
But they lack software
Creators

Solution


Streamlining Online Commerce for Fitness Creators

We knew there had to be a better way for fitness creators to build their online business...so we created it. Zomo's mobile-first platform allows fitness creators to focus on their moneymaker: livestreaming and on-demand classes. Using Zomo, fitness creators have unlimited potential to grow their brand and monetize their content. $120k per year? No sweat.


The Potential for Fitness Creators Using Zomo is HUGE
Fitness Creator
100 subscribers X $100/month =
$120,000
Fitness Creators
10,000 Fitness Creators =
$1.2 Billion


ZOMO ALL-IN-ONE SOFTWARE ALLOWS FITNESS CREATORS TO:
Build a subscriber base
Monetize
Scale a digital business



Product


An All-In-One App to Create
and Run a Fitness Empire

Zomo is the easiest platform for fitness creators to monetize their livestreams and courses, and accept payments. We're also the best platform to scale a fitness business! Everything a creator needs to grow online successfully with high participant engagement is available in our app, all at the touch of a button.


From booking a class to paying, and high-quality video
to in-app communication
ZOMO ALL-IN-ONE
FITNESS CREATOR APP
ZOMO.fit


INSTANT
HIGH-
CONVERSION
STORE FRONT...
9:41
Bianca's studio
100+
Upcoming Live Classes


9:41
...AND ONE


LIVE-CLASS
EXPERIENCES

Traction

Co-Created with 25 Fitness Creators

How do we know Zomo is the solution the industry has been waiting for? *We asked the experts.* Zomo was created in partnership with fitness creators, FOR fitness creators, to compete in the $59B virtual fitness market. To date, we're being used by 25+ creators, we've experienced 20% monthly growth—and we're adding an average of 2 creators per day organically.


GOAL
10,000 Creators
In 5 years
BUSINESS MODEL
Subscription + Revenue Share
PAID Monthly Active Users
$400k GMV
$40k MRR
10,000
1000
100
Monthly Active Users
Superuser Beta Ends
DEC '21
MAR '22
JUNE
SEPT
DEC
Forward-looking projections cannot be guaranteed

Customers

Creators Were Juggling 3-4 Enterprise Software...Until Now

By seamlessly combining all aspects of ecommerce into a single app, we make it easy for fitness creators to grow their digital empire.


Live Video
zoom
facebook
Groups
Community
ZOMO.fit


Payments
venmo
WiX
Marketing/
Business

And using Zomo, fitness creators are capitalizing on unique livestreamed fitness experiences with rave reviews:


HEAR FROM ZOMO USERS
"ZOMO.fit saves me over 5 hours of texting clients a week."
@sammieelorean
"ZOMO.fit's live classes are a huge part of my thriving business."
@studionorthfitness
"I tried all the platforms, ZOMO.fit is by far the easiest."
@burnfittribe

Business Model


We Make Money When
Our Creators Make Money

Using Zomo's seamless platform, fitness creators can monetize their audience with on-demand courses, livestreamed classes, and merchandise.

It's the ideal *dual* revenue model:

- Charging a fee on creators' gross merchandise value (10%)

- Charging for a premium SaaS offering (starting at $29 a month)


HOW ZOMO MAKES MONEY
10% of each class +
$29/month subscription per trainer
OUR POTENTIAL
1 trainer = $10,000 in revenue
10k trainers = $100M in revenue
...and we're only getting started.

Market


Virtual Fitness is the Future

The meteoric rise of virtual-only fitness apps has shown that fitness classes of the future will be virtual. 66% of consumers prefer digital fitness to in-person gym options, and the growth of the virtual fitness industry proves it. This makes Zomo's total addressable market *massive* and currently underserved.


EMPOWERING THE SMALLER PLAYERS
This has been done before
airbnb
Local Landlords
VS
Hotels
PATREON
Indie Artists
VS
Big Labels

Competition


The First App for the Booming Fitness Creator Economy

While it's true there are B2C platforms like Moxie & Recess.tv, they're only intended for fitness instructors and trainers to lead digital classes. Zomo is one of the only **B2B** mobile-first app with consolidated tools for creators to launch an entire digital fitness brand seamlessly.


ONLY ZOMO CHECKS ALL THE BOXES
· Easy to use mobile-first platform
· One of the ONLY fully-mobile apps to build a digital fitness business
· One of the best-in-class video experiences
· AI to track performance and gamify

	ZOMO.fit	uscreen	arkela	moxie	Recess.tv
CREATOR PLATFORM	✓	✓	✓	✗	✗
INTERACTIVE FITNESS LIVE STREAM	✓	✗	✗	✗	✗
BETTER THAN ZOOM	✓	✗	✗	✗	✗
MOBILE APP	✓	✗	✗	✗	✗
AI GAMIFICATION	✓	✗	✗	✗	✗

Vision


The Platform Virtual Fitness

is Built On

Gyms and fitness studios as we know them are swiftly becoming a relic of the past. A staggering 59% of gym-goers don't plan to renew their memberships post-pandemic. Additionally, the online fitness market hit north of $6B in 2019 and is expected to grow at a CAGR of over 33% from 2020 to 2027, which positions us to scale *rapidly*.


ZOMO'S ALL-IN-ONE EXPERIENCE EMPOWERS THE CREATOR ECONOMY
Community
Gamification
Livestreaming
Course Creation
Growth & Monetization

AI Tech Powers Dynamic Fitness Tracking

We're harnessing the power of AI to create a livestreaming workout experience like no other. Using nothing more than the participant's camera, our AI fitness tracker will analyze form and allow creators to more accurately gamify their classes. Zomo's creators and their participants will grow addicted to the personalization, engagement, and accountability built into this software, making other fitness apps obsolete.


PROPRIETARY AI WILL REVOLUTIONIZE VIRTUAL FITNESS
Gamification
Real-time performance data rewards points to motivate and engage.
Computer Vision
AI tracks all points on the body to correct form.

Investors


$380K Already Raised from
Angel Investors

Our illustrious investors include members of the Zomo community, as well as one of Tesla's top engineers. All pre-campaign-launch investments are held in SAFE notes.


Top Tesla engineer
Richard Baverstock has already
helped Zomo raise $380K...
Will you join him?

Founders


Leveraging Our Growth Mindset

Our founders know a thing or two about launching and scaling ventures—as a group, they've founded 7+ startups and have illustrious tech backgrounds. Now, they're ready to put their growth mindset to work for our investors!


EXPERIENCED
FOUNDING TEAM
Arnab Raychaudhuri
CEO
3x Founder, Obama Appointee,
Pentagon, Techstars '17
techstars
Jeremy Schwartz
CTO
3x Founder, Tech Lead
MapMyFitness Sold for $150M
comscore
Prithviraj Udaya
Head of Growth
1x Founder, Scaled Nestaway's
GMV from $12M to $36M
NEST AWAY
cleartrip